UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 27, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 27, 2018

1.            Date, time and place: Held on March 27, 2018, on 4pm, at Rua Fidêncio Ramos, No. 302, 4th floor, Tower B, Edifício Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.            Call Notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The totality of the sitting members of the Board of Directors of the Company, Messrs.: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva (via teleconference), Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice- Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto (via conference call), Paulo Fernando Fleury da Silva and Raul Calfat.

4.            Presiding: Mr. José Luciano Duarte Penido — President; Ms. Claudia Elisete Rockenbach Leal — Secretary.

5.            Agenda: Decide on the adhesion of Fibria to the Voting Agreement and Other Obligations dated as of March 15, 2018, entered into by and among, on one side, Suzano Holdings S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, and, on the other side, Votorantim S.A. and BNDES Participações S.A. — BNDESPAR and, as intervening consenting party, Suzano Papel e Celulose S.A. (“Voting Agreement”).

6.            Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members decided to approve, by totality of votes and without restrictions or reservations, the adhesion of the Company to the Voting Agreement for the fulfillment of the obligations applicable to the Company, according to the Adhesion Term, provided in the Exhibit E of the Voting Agreement, attached to these minutes.

The Board of Officers is authorized, through its members or by attorney-in-facts duly designated, to execute the Adhesion Term and to perform all and any necessary acts to accomplish the resolution proposed above.

7.            Closure: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.

São Paulo, March 27, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Presidente	Claudia Elisete Rockenbach Leal Secretária

ANNEX 1

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF

FIBRIA CELULOSE S.A. HELD ON MARCH 27, 2018

ADHESION TERM

By this adhesion term (“Adhesion Term”), Fibria Celulose S.A., publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its registered office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia (“Fibria”), represented pursuant to its Bylaws, irrevocably and irreversibly, adhere to the terms of the Voting Agreement and Other Obligations executed on March 15, 2018 entered into by and among, on one side, Suzano Holdings S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, and, on the other side, Votorantim S.A. and BNDES Participações S.A. — BNDESPAR and, as intervening consenting party, Suzano Papel e Celulose S.A. (“Agreement”), specifically and exclusively with respect to the obligations applicable to it, contained in the following clauses of the Agreement:

(i)                                     Clause 1.3;

(ii)                                  Clause 3.3.1.1;

(iii)                               Clause 4.1 and its subClauses 4.1.1, 4.1.2 and 4.1.4;

(iv)                              Clauses VIII and IX;

(v)                                 Clause 10.1 and its subClauses 10.1.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8; and

(vi)                              Clause XI.

The Fibria also undertakes, as of this date, to comply with all provisions set forth in Clause 7.1 and subClause 7.1.1 of the Merger Protocol and Justification, which is attached to the Agreement.

São Paulo, March 27, 2018.

Fibria Celulose S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO